Exhibit 99.1

FOR IMMEDIATE RELEASE	TSX: SLW
August 6, 2010	NYSE: SLW

SILVER WHEATON FINALIZES AMENDED SILVER PURCHASE AGREEMENT IN CONJUNCTION WITH GOLDCORP’S SALE OF THE SAN DIMAS MINE

Vancouver, British Columbia – Silver Wheaton Corp. (“Silver Wheaton” or the “Company”) (TSX, NYSE:SLW) is pleased to announce that, further to the Company’s June 2, 2010 press release, it has amended its silver purchase agreement relating to the San Dimas mine (“San Dimas”). The agreement was amended pursuant to the August 6, 2010 completion of Goldcorp Inc.’s (“Goldcorp”) sale of San Dimas to Primero Mining Corp. (“Primero”), formerly known as Mala Noche Resources (see Goldcorp and Primero press releases dated August 6, 2010). Key amendments to the silver purchase agreement are as follows:

•	The term of the silver purchase agreement, which previously ended in 2029, has been increased to life-of-mine;
•	During the first four years following closing, Primero will deliver to Silver Wheaton a per annum amount equal to the first 3.5 million ounces of payable silver produced at San Dimas and 50% of any excess, plus Silver Wheaton will receive an additional 1.5 million ounces of silver per annum to be delivered by Goldcorp;
•	Beginning in the fifth year after closing, Primero will deliver to Silver Wheaton a per annum amount equal to the first six million ounces of payable silver produced at San Dimas and 50% of any excess;
•	Goldcorp will continue to guarantee:
	i.	The delivery by Primero of all silver produced and owing to Silver Wheaton, until 2029; and,
	ii.	A payment of US$0.50/oz for any shortfall below 215 million cumulative silver ounces delivered to Silver Wheaton by the end of 2031.
•	Primero has provided Silver Wheaton with a right of first refusal on any metal stream or similar transaction it enters into; and
•	Silver Wheaton has obtained an increased security package over the properties and assets of Primero.

Under the terms of the amended silver purchase agreement, Silver Wheaton will continue to pay the lesser of US$4.04 (subject to an inflationary adjustment) or the prevailing market price per ounce of silver delivered.

About San Dimas

San Dimas has been in continuous production for well over 100 years and operates in the lowest cost quartile of gold-silver producers in the world. Over the substantial mine life to date, the operating team at San Dimas has demonstrated an exceptional track-record of converting resources into reserves and the mine continues to exhibit excellent exploration upside.

Current exploration programs at San Dimas are focused on locating the western extension of the Central Block region, where the majority of mining currently takes place. These programs met with considerable success late in 2009, and continue into 2010, positioning the mine for a new phase of long-term production growth.

About Silver Wheaton

Silver Wheaton is the largest silver streaming company in the world. Forecast 2010 production, based upon its current agreements, is 22.2 million ounces of silver and 20,000 ounces of gold, for total production of 23.5 million silver equivalent ounces. By 2013, annual production is anticipated to increase significantly to approximately 38 million ounces of silver and 59,000 ounces of gold, for total production of over 40 million silver equivalent ounces. This growth is driven by the Company’s portfolio of world-class assets, including silver streams on Goldcorp’s Peñasquito mine and Barrick’s Pascua-Lama project.

CAUTIONARY NOTE REGARDING FORWARD LOOKING-STATEMENTS

The information contained herein contains “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation. Forward-looking statements, which are all statements other than statements of historical fact, include, but are not limited to, statements with respect to the future price of silver and gold, the estimation of mineral reserves and resources, the realization of mineral reserve estimates, the timing and amount of estimated future production, costs of production, reserve determination and reserve conversion rates. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Silver Wheaton to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: fluctuations in the price of silver and gold; the absence of control over mining operations from which Silver Wheaton purchases silver or gold and risks related to these mining operations including risks related to fluctuations in the price of the primary commodities mined at such operations, actual results of mining and exploration activities, economic and political risks of the jurisdictions in which the mining operations are located and changes in project parameters as plans continue to be refined; and differences in the interpretation or application of tax laws and regulations; as well as those factors discussed in the section entitled “Description of the Business - Risk Factors” in Silver Wheaton's Annual Information Form available on SEDAR at www.sedar.com and in Silver Wheaton's Form 40-F on file with the U.S. Securities and Exchange Commission in Washington, D.C. Forward-looking statements are based on assumptions management believes to be reasonable, including but not limited to: the continued operation of the mining operations from which Silver Wheaton purchases silver or gold, no material adverse change in the market price of commodities, that the mining operations will operate and the mining projects will be completed in accordance with their public statements and achieve their stated production outcomes, and such other assumptions and factors as set out herein. Although Silver Wheaton has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate. Accordingly, readers should not place undue reliance on forward-looking statements. Silver Wheaton does not undertake to update any forward-looking statements that are included or incorporated by reference herein, except in accordance with applicable securities laws.

For further information, please contact:

Brad Kopp
Vice President, Investor Relations

Silver Wheaton Corp.
Tel: 1-800-380-8687
Email: info@silverwheaton.com
Website: www.silverwheaton.com